Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

04046389

15 November, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

RECEIVED
2004 NOV 23 P 12: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on 12 and 15 November, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

KCI KONECRANES IR CALENDAR 2004-2005

All events are indicated in Finnish time (EET).

| | |
|---|---|
| Record date for the EGM | 30 November 2004 |
| Notice of participation in the EGM | 7 December 2004 (no later than) |
| Extraordinary General Meeting | 10 December 2004 |
| 2004 Full Year Results | 11 February 2005 10.00 a.m. |
| Annual report 2004 | week 9/ 2005 |
| Record date for the AGM | 28 February 2005 |
| Notice of participation in the AGM | 7 March 2005 (No later than) |
| Annual General Meeting 2005 | 10 March 2005 |
| First quarter results | 3 May 2005 10.00 a.m. |
| Second quarter results | 4 August 2005 10.00 a.m. |
| Third quarter results | 1 November 2005 10.00 a.m. |

An analyst and press briefing will be held at 12.00 noon in Helsinki on each day of the result publication (address: World Trade Center, Marski Hall, Aleksanterinkatu 17).

A teleconference will be held at 4.00 p.m. on each day of the result publication. The dial-in number is +44-(0)20 7162 0181. Please call in at 3.50 p.m. (instant 48 h replay +44-(0)20 7031 4064, code: 631239).

The General Meetings of Shareholders will be held at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland).

KCI KONECRANES PLC

Fraciska Janzon
IR Manager

FURTHER INFORMATION
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media

This document is an unofficial English translation of the original Swedish version

NOTICE TO CONVENE THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The shareholders of KCI Konecranes Plc are invited to the Extraordinary General Meeting of Shareholders to be held on Friday, 10 December, 2004 at 11.00 a.m., at the Company's headquarters, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTER:

1. Proposal of the Board of Directors for payment of extra dividend

The Board of Directors proposes to the Extraordinary General Meeting of Shareholders to pay on the basis of the balance sheet adopted for the year 2003, an extra dividend of EUR 1,00 per share, in addition to the dividend of EUR 1,00 already distributed. The dividend will be paid to each shareholder who is registered on the record date as a shareholder in the Company's shareholders' register maintained by the Finnish Central Securities Depository Ltd. The record date for the dividend payment is 15 December, 2004. The dividend will be paid on 22 December, 2004.

RIGHT TO PARTICIPATE

Only a shareholder who on 30 November, 2004 has been registered as a shareholder in the shareholders' register of the Company maintained by Finnish Central Securities Depository Ltd has the right to participate in the Extraordinary General Meeting of Shareholders. Holders of nominee registered shares intending to participate in the Annual General Meeting of Shareholders should notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on 30 November, 2004.

NOTIFYING OF PARTICIPATION

A shareholder who wishes to participate in the Extraordinary General Meeting of Shareholders must notify the headquarters of the Company of the intention to participate not later than on 7 December, 2004 before 4.45 p.m. to Ms. Maija Jokinen by e-mail: maija.jokinen@kcigroup.com, by telefax: +358 20 427 2099, by mail: P.O. Box 661, FIN-05801 HYVINKÄÄ, or by phone: + 358 20 427 2001, or through the Internet: http://www.kcigroup.com/egm2004. Shareholders are requested to inform the Company of any proxies for the Extraordinary General Meeting of Shareholders in connection with the registration. A model for a proxy is available on the Internet address mentioned above.

Hyvinkää, on 15 November, 2004
KCI Konecranes Plc
The Board of Directors

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Ms Sirpa Poitsalo, Director, General Counsel, tel. +358-20 427 2011

DISTRIBUTION
Helsinki Stock Exchange
Media